

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 13, 2007

Mr. A.J. Verdecchia
Chief Financial Officer
Union Drilling, Inc.
4055 International Plaza, Suite 610
Fort Worth, TX 76109

> **Re:** **Union Drilling, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 16, 2007**
> **Form 10-Q for the quarter ended March 31, 2007**
> **Filed May 9, 2007**
> **File No. 0-51630**

Dear Mr. Verdecchia:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Business, page 1

Available Information, page 11

1.   Please revise the SEC's address to reflect 100 F Street, N.E., Washington D.C., 20549.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 24

Contractual Obligations, page 33

2.   We note that you excluded your revolving credit agreement, which had an outstanding balance of $27.8 million as of December 31, 2006, from the long-term debt balance in your contractual obligations table. Item 303(a)(5) of Regulation S-K requires disclosure for any contractual arrangement to which an entity has a known contractual obligation. Please revise your disclosure to include this obligation, or tell us why you believe this balance should not be included in your contractual obligations.

Financial Statements and Supplementary Data, page 35

Note 2 – Description of Business and Summary of Significant Accounting Policies, page 43

Income Taxes, page 47

3.   We note that, due to underreporting of certain expenses that were not fully deductible for income tax purposes, and to recognize a deferred tax liability attributable to non-deductible intangibles acquired, all transactions related to 2005, you corrected your income tax provision, deferred tax assets and liabilities, and goodwill balances during 2006. You also state that management concluded that the effect of the corrections was not material to prior periods. However, the effects of the income tax correction resulted in a $462,000, additional charge to your income tax provision attributable to the year ended December 31, 2005, which represented 11% of the previously recorded income tax expense. Similarly, the adjustments you made to deferred tax assets, deferred tax liabilities and goodwill each appear to be significant to their respective original balances. Accordingly, we are unclear how you concluded the errors were not material, considering the apparent impact each adjustment had on the previous balance of

its affected corresponding line item. Please provide additional disclosure to address the specific requirements addressed in SAB Topic 1:N.

Exhibit 31

4.   Please revise each of your officers' certifications required by Exchange Act Rule 13a-14(a) so as not to include the title of the certifying individual at the beginning of the certification.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Nasreen Mohammed at (202) 551-3773 or Don Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief